SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Peabody Energy Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

704551100
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704551100	Schedule 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,013,135
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,013,135
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,013,135
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 704551100	Schedule 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,153,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,153,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,153,066
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 704551100	Schedule 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,153,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,153,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,153,066
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 704551100	Schedule 13D/A	Page 5 of 6 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $208,674,600.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $ 594,526,511.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4.	SECURITY AND ISSUER

Item 4 is hereby amended and supplemented as follows:

On August 14, 2018, the Reporting Persons and the Issuer entered into a share repurchase agreement (the "Share Repurchase Agreement") pursuant to which the Reporting Persons agreed to sell a total of 7,173,601 shares of Common Stock to the Issuer, or $300,000,000 of Common Stock at a price equal to $41.82 per share, representing a 1.7 percent discount to the closing price of the Common Stock on August 13, 2018 (the "Repurchase"). The closing under the Share Repurchase Agreement is expected to occur on or about August 21, 2018, subject to customary conditions. The foregoing summary of the Share Repurchase Agreement is not complete and is qualified in its entirety by the full text of the Share Repurchase Agreement, which is referenced as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Items 5(a) and (b) are hereby amended and restated and Item 5(c) is hereby amended and supplemented as follows:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 28,166,201 shares of Common Stock.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon approximately 114,526,399 shares of Common Stock outstanding following the Common Stock Repurchase, taking into account 121,700,000 shares of Common Stock reported outstanding as of July 31, 2018, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed on August 3, 2018.

As of the date hereof, Elliott itself and through Liverpool, may be deemed to own 9,013,135 shares of Common Stock, constituting 7.9% of the shares of Common Stock outstanding.

CUSIP No. 704551100	Schedule 13D/A	Page 6 of 6 Pages

As of the date hereof, Elliott International through Spraberry and a wholly-owned subsidiary of Elliott International, may be deemed to own 19,153,066 shares of Common Stock, constituting 16.7% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 19,153,066 shares of Common Stock deemed to be beneficially owned by Spraberry, constituting approximately 16.7% of the shares of Common Stock outstanding.

(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Spraberry, Elliott International and EICA. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c) Other than the Repurchase described in Item 4 hereof in which Elliott, itself sold 489,926 shares of Common Stock, and through Liverpool, sold a total of 1,805,626 shares of Common Stock and Elliott International, through Spraberry, sold a total of 4,878,049 shares of Common Stock, the Reporting Persons have not effected any other transactions in the Common Stock during the past 60 days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Item 7.	EXHIBITS

Exhibit	Description

Exhibit 99.2	Share Repurchase Agreement, dated August 14, 2018 (incorporated by reference to Exhibit 10.1 of the Form 8-K, filed by the Issuer on August 15, 2018).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 16, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President